Exhibit 99.1

For Release

UNITIL REPORTS FIRST QUARTER EARNINGS

HAMPTON, N.H., APRIL 25, 2012 — Unitil Corporation (NYSE: UTL) (www.unitil.com) today announced Earnings Applicable to Common Shareholders (Earnings) of $9.0 million for the first quarter of 2012, an increase of $0.3 million over the first quarter of 2011. Earnings per common share (EPS) were $0.83 for the first quarter of 2012, an improvement of $0.02 per share over the first quarter of 2011.

“Earnings in the first quarter were up slightly year over year, reflecting the phase-in of new rates but also an abnormally warm winter,” said Robert G. Schoenberger, Unitil’s Chairman and Chief Executive Officer. The Company estimates that the mild winter weather negatively impacted earnings by $1.6 million, or $0.15 per share, in the first quarter of 2012. According to the National Oceanic and Atmospheric Administration, the northeast region of the United States, in which Unitil’s service areas are located, experienced its warmest first quarter period in 2012 as compared to normal temperatures in the 118 years of record keeping. Based on weather data collected in the Company’s service areas, there were 18% fewer Heating Degree Days in the first quarter of 2012 compared to the same period in 2011.

Natural gas sales margin was $27.3 million in the three months ended March 31, 2012, an increase of $2.5 million compared to the same period in 2011. In the first quarter of 2012, natural gas sales margin was positively affected by increased base rates and decoupling revenues from recently completed rate cases and the growth in new natural gas customers. Sales margin was negatively affected by lower therm unit sales which decreased 11.3% in the three months ended March 31, 2012 compared to the same period in 2011, reflecting the effect of milder winter weather in the first quarter of 2012 compared to 2011. Approximately 13% of the Company’s total therm sales of natural gas are decoupled and changes in these sales do not affect sales margin. Weather-normalized therm unit sales of natural gas are estimated to be about the same in the first quarter of 2012 compared to the same period in 2011.

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6 Liberty Lane West

Hampton, New Hampshire 03842

www.unitil.com

Ph: 603-772-0775 Fax: 603-773-6605

Electric sales margin was $16.1 million in the three months ended March 31, 2012, reflecting higher base rates and decoupling revenues from recently completed rate cases, offset by lower electric kilowatt-hour (kWh) sales. Total electric kWh sales decreased 4.8% compared to the first quarter of 2011, primarily reflecting the effect of milder winter weather in the first quarter of 2012 compared to 2011. Approximately 27% of total electric kWh sales are decoupled and changes in these sales do not affect sales margins. Weather-normalized kWh sales are estimated to be about the same in the first quarter of 2012 compared to the same period in 2011.

Selected financial data for 2012 and 2011 is presented in the following table:

Unitil Corporation - Condensed Financial Data

	(Millions, except Per Share Data) (Unaudited)
	Three Months Ended March 31,
	2012	2011	Change

Gas Therm Sales:
Residential	17.0	19.9	(14.6%)
Commercial/Industrial	55.4	61.7	(10.2%)

Total Gas Therm Sales	72.4	81.6	(11.3%)

Electric kWh Sales:
Residential	179.4	189.2	(5.2%)
Commercial/Industrial	235.3	246.3	(4.5%)

Total Electric kWh Sales	414.7	435.5	(4.8%)

Gas Revenues	$64.2	$65.9	$(1.7)
Purchased Gas	36.9	41.1	(4.2)

Gas Sales Margin	27.3	24.8	2.5

Electric Revenues	48.7	48.2	0.5
Purchased Electricity	32.6	32.1	0.5

Electric Sales Margin	16.1	16.1	—

Usource™ Sales Margin	1.3	1.3	—

Total Sales Margin	44.7	42.2	2.5

Operation & Maintenance Expenses	13.4	12.2	1.2
Depreciation, Amortization, Taxes & Other	17.4	16.7	0.7
Interest Expense, Net	4.9	4.6	0.3

Earnings Applicable to Common Shareholders	$9.0	$8.7	$0.3

Earnings Per Share	$0.83	$0.81	$0.02

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Usource, the Company’s non-regulated energy brokering business, recorded revenues of $1.3 million in the first quarter of 2012, on par with revenues of $1.3 million in the first quarter of 2011.

Operation & Maintenance (O&M) expenses increased $1.2 million in the three months ended March 31, 2012 compared to the same period in 2011. The increase in O&M expenses in the first quarter of 2012 compared to the same period in 2011 reflects lower O&M expenses recorded in the first quarter of 2011 due to the receipt of a $1.0 million insurance payment. The other changes in O&M expenses reflect higher employee compensation and benefit costs of $0.7 million, lower professional fees of $0.3 million and lower utility operating expenses of $0.2 million. Utility operating costs in the first quarter of 2012 include approximately $0.3 million of spending on vegetation management and reliability enhancement programs. These costs are recovered through cost tracker rate mechanisms that result in corresponding increases in revenue.

Depreciation and Amortization expense increased $0.4 million in the three months ended March 31, 2012 compared to the same period in 2011, reflecting normal utility plant additions and amortization of previously deferred storm charges, partially offset by changes in depreciation rates resulting from the Company’s recently completed rate cases.

Local property and other taxes increased by $0.3 million in the three months ended March 31, 2012 compared to the same period in 2011. The increase reflects higher local property tax rates on higher levels of utility plant in service.

Interest Expense, net increased $0.3 million in the three months ended March 31, 2012 compared to the same period in 2011, reflecting higher short-term borrowings.

At its January 2012 and March 2012 meetings, Unitil’s Board of Directors declared quarterly dividends on the Company’s common stock of $0.345 per share. These quarterly dividends result in a current effective annual dividend rate of $1.38 per share representing an unbroken record of quarterly dividend payments since trading began in Unitil’s common stock.

The Company’s results are expected to reflect the seasonal nature of the natural gas businesses. Accordingly, the Company expects that results of operations will be positively affected during the first and fourth quarters, when sales of natural gas are typically higher, and negatively affected during the second and third quarters, when gas operating and maintenance expenses usually exceed sales margins in the period.

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The Company will hold a quarterly conference call to discuss first quarter 2012 results on Wednesday, April 25, 2012, at 2:00 p.m. Eastern Time. This call is being webcast and can be accessed in the Investor Relations section of Unitil’s website, www.unitil.com.

About Unitil Corporation

Unitil Corporation provides energy for life by safely and reliably delivering natural gas and electricity in New England. We are committed to the communities we serve and to developing people, business practices, and technologies that lead to dependable, more efficient energy. Unitil Corporation is a public utility holding company with operations in Maine, New Hampshire and Massachusetts. Together, Unitil’s operating utilities serve approximately 101,400 electric customers and 71,900 natural gas customers. Other subsidiaries include Usource, Unitil’s non-regulated business segment. For more information about our people, technologies, and community involvement please visit www.unitil.com.

Forward-Looking Statements

This press release contains forward-looking statements. All statements, other than statements of historical fact, included in this press release are forward-looking statements. Forward-looking statements include declarations regarding Unitil’s beliefs and current expectations. These forward-looking statements are subject to the inherent risks and uncertainties in predicting future results and conditions that could cause the actual results to differ materially from those projected in these forward-looking statements. Some, but not all, of the risks and uncertainties include the following: Unitil’s regulatory environment (including regulations relating to climate change, greenhouse gas emissions and other environmental matters); fluctuations in the supply of, the demand for, and the prices of energy commodities and transmission capacity and Unitil’s ability to recover energy commodity costs in its rates; customers’ preferred energy sources; severe storms and Unitil’s ability to recover storm costs in its rates; general economic conditions; variations in weather; long-term global climate change; Unitil’s ability to retain its existing customers and attract new customers; Unitil’s energy brokering customers’ performance under multi-year energy brokering contracts; increased competition; and other risks detailed in Unitil’s filings with the Securities and Exchange Commission, including those appearing under the caption “Risk Factors” in Unitil’s Annual Report on Form 10-K for the year ended December 31, 2011. These forward looking statements speak only as of the date they are made. Unitil undertakes no obligation, and does not intend, to update these forward-looking statements.

For more information please contact:

David Chong – Investor Relations
Phone: 603-773-6499
Email: chong@unitil.com

Alec O’Meara – Media Relations
Phone: 603-773-6404
Email: omeara@unitil.com